Exhibit 99.6
INFOSYS TECHNOLOGIES LIMITED
Q3 RESULTS EARNINGS CALL
JANUARY 11, 2006
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies — CEO, President and MD
Kris Gopalakrishnan
Infosys Technologies — COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies — Head — Delivery and Sales
CALL PARTICIPANTS
Manoj Singla
JP Morgan
Bhuvnesh Singh
CSFB
Pratik Gupta
Citigroup.
Shailesh Jaitly
Nomura
Supratim Basu
Deutsche Bank
Amit Khurana
IL&FS Investmart
Mitali Ghosh
DSP Merrill Lynch
Shekhar Singh
ICICI Securities
Anantha Narayan
JM Morgan Stanley
Trideep Bhattacharya
UBS
Hitesh Zaveri
Edelweiss Capital
Aviral Gupta
Karma Capital
Milind
Dalal and Broacha
Ashwin Mehta
Alchemy

Moderator
Good afternoon ladies and gentlemen. I am Prathiba, the moderator, for this conference. Welcome to the Infosys earnings call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question answer session will be conducted for participants connected to the SingTel Bridge followed by a question and answer session for participants connected to India. I would now like to hand over to the Infosys management. Thank you and over to Infosys.

Sandeep
Good afternoon and thank you all for joining us today to discuss the financial results for the quarter ending December 31, 2005. I am Sandeep from the Investor Relations Team in Bangalore. Joining us today in this conference room is CEO and President, Mr. Nandan Nilekani; COO, Mr. Gopalakrishnan; and CFO, Mr. Mohandas Pai, along with other members of the senior management. We will start with a brief statement on the performance of the company for the quarter ended December 31, 2005 and the outlook for the quarter and the year ending March 31, 2006. After that, we will open up the discussion for Q&A. Before I pass on to Mr. Nilekani, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now like to pass onto Mr. Nilekani, President and CEO.

Nandan Nilekani
Thank you Sandeep and I would like to welcome all of you to this call for the Q3 results for this financial year. This quarter has been a quarter which we have seen a quarter of steady growth. As you know, in the last few years, we have had many initiatives and strategic alignment and congruence building capabilities of out people and operational excellence and I am glad to tell you that all these initiatives are on track. We have grown at about 6.7% under US GAAP. Under Indian GAAP, we have grown at 10.4% because of the rupee depreciation and we have also given our outlook for the next quarter and for the year. We expect that the income for the quarter ending March 31, 2006, is going to be in the range of Rs. 2,590 crores to Rs. 2,599 crores which on a year-on-year basis is a growth of 30.35 to 30.80% and Earnings Per Share before exceptional items between Rs. 24.30 to Rs. 24.70 which is a year-on-year growth of 27.83 to 29.93% and for the full year, we are looking at between Rs. 9,487 crores to Rs. 9,496 crores in terms of income and Earnings Per Share before exceptional items between Rs. 89.9 to Rs. 90.3 which again a year-on-year growth is between 30.69 to 31.27%. Pricing has generally remained stable with a small upward bias and we have added 36 new clients this quarter. So I think overall its has been a good quarter, it has been a steady quarter, it’s been on track with what we said we would do. We think that we are on target. We are seeing growth in different parts of the business. I think the only big thing this quarter was really the volatility of the rupee which Mr. Pai will talk about a little later. With that, I will request my colleague, Kris Gopalakrishnan, to give you some more highlights for the quarter before he in turn hands it to Mohan to dwell into the intricacies of the financial statement.

Kris Gopalakrishnan
Thank you Nandan and let me start by wishing everyone a Happy New Year. North America is continuing to grow at the same pace as the company. Europe has grown much faster. Europe percentage of the total revenue has gone up to 24.9 from 23.6 and consequently of course as a percentage Asia-Pacific and India has come down, but in absolute terms even Asia-Pacific and India are also growing. From a services perspective, package implementation, consulting, testing, business process management, that is, Progeon subsidiary, infrastructure management, are some of the faster growing services. Maintenance is keeping pace with the company growth rate. If you look at industry vertical perspective, banking and capital markets, retail, energy and services sectors are growing faster than the company average. For example, banking and capital markets is now 29% of our revenues. The total contribution of banking, insurance, and financial services is almost 36% of revenues, kind of same as before, insurance has come down. Per capita revenue is almost the same as before. Onsite has come down by 0.1%, offshore has gone up by 0.2%, blended there is an increase of 0.1%. As Nandan said, the pricing environment is stable with an upward bias. The number of million-dollar clients has gone up to 206 from 191 and the number $5 million relationships, $10 million relationships, $25 million relationships, all have gone up. We have two clients giving us revenues of more than $80 million and one client giving us revenue of $90 million. The largest client is 4.5% of the revenues and repeat business is 93%. We added 5,135 gross number of employees of which 927 were with prior experience. We expect to add another 3,400 to 3,500 people in Q4. This is the gross addition. This is in line with what we said we will do for the year. For the year, we had said that we will look at about 20,200, now it looks like 21,200 employees. Attrition has gone up a little bit to 10.8%. Q3 last year was 10.3%, so its in the same range and not cause for significant concern. Utilization is 78.7, last quarter it was 79.1. So utilization is in the range we expect it to be, that’s the range we are trying to manage our utilization to 78 to 82%. So its in the range and we continue to invest in building out infrastructure. We have currently about 3.8 million square feet of space under construction, which can accommodate another 17,000 people. So infrastructure, recruitment, and customer additions, etc., is on track. Now, I will give it to Mohan.

Mohandas Pai
Thank you Kris. Folks I will talk about the margins and I will talk about the rupee. We have seen our operating margin go up to 34% from 32%. Out of this 2 percentage points, about 1.8% has come because of the rupee impact. There has been a small uptick also because of the fact that SG&A has come down from 15.2 to 13.6, but we have hired a larger number of people than we had budgeted earlier much faster than we did. We spent more money on training and that did have an impact on our margins and if you look at the SG&A expenses, it has come down by about 1.6% and the major reason for that has been in G&A, the provision for bad and doubtful debts has gone from a positive of Rs. 9 cr to a negative of Rs. 4 cr, Rs. 4 cr because we could write back something due to collection as we provide for everything over 180 days. Apart from that, spending has been broadly in consonance with what we had projected at the beginning of the quarter. If you look at the rupee, two significant things happened in the rupee. The rupee depreciated very fast in the first two months and then appreciated equally fast soon thereafter. So the rupee had an average depreciation for the quarter of 3.48% against the dollar and at the period end, the depreciation had come down to 2.30%. So the average was Rs. 45.30 for the quarter and the quarter end was Rs. 44.95. Our guidance is based upon Rs. 44.50 and that explains why the Indian GAAP revenue numbers are growing at a slower pace than the dollar numbers. Because for the last quarter, that is the third quarter, the translation or the conversion was at Rs. 45.30 and for the fourth quarter we are taking it at Rs. 44.50. The impact on revenues has been about 3.7% or about Rs. 69 crores. On the operating income, the rupee depreciation had an impact of Rs. 45 crores. The translation impact has been about Rs. 6.8 crores positive. The hedging an impact of

Rs. 70.8 crores, a total negative impact of about Rs. 18.8 crores on the overall rupee movements during the quarter. So we had an overall impact of Rs. 55 crores negative in our other income line and that’s why you see the total other income being negative for this quarter to the extent of Rs. 5 crores. We think that going forward the rupee could be slightly more stable in this quarter, though nobody can predict how the rupee will behave, but we do have about $300 million on a consolidated basis in hedges, but this time on an option basis. The options are all range bound options, a large part of the options will mature in the fourth quarter and some of them will carry on later because these options were originally taken to hedge against the translation impact. So the big news for this quarter has been that margins have been steady, the pricing has been stable with an upward bias and if you look at the pricing, you find that the pricing has been slightly up for the offshore, slightly down for onsite, no great trend compared to the previous quarter. But if you go behind the numbers and look at the number of working days for the time and material per capita revenues, which is 70% of the revenues and if you normalize the whole thing, you will find that there is indeed an uptake in prices though the impact of the uptake in prices is yet to be felt in the per capita revenue numbers going forward. We open the floor now for questions. Thank you.

Moderator
Thank you very much sir. At this moment, I would like to hand over the floor to Ameena to conduct the Q&A session for participants at the SingTel Bridge. This will be followed by the Q&A session for participants at the India. Thank you and over to Ameena.

Moderator (Ameena)
Thank you Prathiba. We will now begin the Q&A session for participants connected to the SingTel Bridge. Please press 01 to ask a question. The first question is from Mr. Manoj of JP Morgan. Go ahead sir.

Manoj
Hello, good afternoon and congratulations to the management team on a decent quarter. My question basically relates to the volume growth. We have seen a 6.3% volume growth this quarter which is, one, slightly weaker than what we see from Infosys normally in the December quarter, last year was 12% and the year before that was 11%. Secondly, if I look at the trend over the last four quarters except for September where we delivered 10%, volume growth has been slightly on the weaker side, 6% in March, 2.6% in June, 6% this quarter, and this in comparison to both Infosys’ history and to other peers in the sector. Can you explain that?
Mohandas Pai
Yes the data that you say is right. If you recall that last year, we had three quarters of double digit growth in the beginning of the year, first three quarters, then it came down to single digit. Then the first quarter of this year, we had this impact of the followthrough because of Sarbanes-Oxley and other issues that we faced and also large client issues, which were very specific to that quarter. Second quarter we had a double-digit growth rate and third quarter has been 6.7%. We do believe that last year there was a huge impulse of growth because the market came off a low level, then offshoring took off and became more mainstream. Now offshoring and growth is in a much more steady phase. But if you look at the entire year, we will be growing this year in revenue terms at about 34%. So last year, we grew much higher at around 49% in volumes and this year, we are growing at about 34%. So if you look at it, we could say that offshoring has become more secular, growth has become more secular, there is as a deeper level of interest, the upsurge that came because people were sitting on the fence is not there this year. Its much more back to normal business.

Manoj
So Mohan, are we trying to say that this 6-7% kind of a growth, is this more of a secular trend going forward one should be looking at?
Mohandas Pai
Well, we are not making any statements at this point of time because we are looking at trying to get our budgets ready and the forecast reconciled for the next year. So we are not going to make any statement at this point of time about next year.

Manoj
Sure, and one very last question on the margin front. We had seen a pretty stable EBITDA margin of around 32% for quite sometime, and this quarter because of the rupee it has jumped to around 34%, now going forward, I think, especially in the medium term, should we again look at a 32% kind of a range?
Mohandas Pai
Well I think you should look at margins moving in the narrow range for core part of the business because that is our intention and that’s the way we budget. Whenever we see pricing uptakes for the margins going up because of economies of scale, we try to plow it back into the business because we want to focus on growth with stable margins. So if you see an upsurge on margins, it could be because the rupee has become more volatile or depreciated or whatever and if you see an impact on the margin negatively, it could be that the rupee has appreciated because on the rupee front, there is apart from hedging for a quarter or slightly more than a quarter, there is very little you can do, but I think you should look for stable margins with a small movement up and down in the core business in the future because that is our strategy.
Manoj
Thanks Mohan, thanks a lot.

Moderator
Thank you. Next we have Mr. Bhuvnesh Singh from CSFB.

Bhuvnesh Singh
Congratulations to the whole team. I saw one change this year that compared to forward contract in the previous quarter now we have shifted to options. Mohan can you explain why this change has happened and what could be the impact going forward?
Mohandas Pai
Well, we shifted to options basically to ensure that we have more arms in our armory to meet any volatility that could happen both for options and for futures. We are marking the position to market as the quarter end. So in terms of the actual impact of the options, we made a study, the option impact would have been almost similar to that of the forward in terms of its impact on our bottom line. These are just some more weapons to take. As you are well aware, we don’t take a very activist role, we take a pessimist role on the options just to hedge to make sure that if we forecast the EPS for a quarter, we are able to reduce the risk in the EPS due to movement on the currency rates by effective hedging for that single quarter. So I think you should not read too much into it except to say possibly that we are looking at more options, more options in terms of having arms in the armory.

Bhuvnesh Singh
Okay. Mohan a very simple question. If say rupee stays where it is today, then could it have any impact on this quarter numbers because of just forward cover changing?
Mohandas Pai
No, it is mark to market at Rs. 45.30 and the rupee is Rs. 44.50, so between Rs. 45.30 and Rs. 44.50, it is very minimal impact. The impact could be because of the fact that the pound has become slightly stronger and Euro has become slightly stronger because the dollar has gone down, but compared to the impact, we are already seeing from Rs. 45.30 to Rs. 44.5, an 0.80 paise impact. That is about 1.8% and therefore the 34% could get impacted to the extent of 50% of 1.8%, so apart from that the option is having any material impact.

Bhuvnesh Singh
Okay, and I have got one more question on gross margins. This time in US GAAP terms our gross margins declined slightly despite the help from rupee, any particular reason?
Mohandas Pai
The gross profit went up to 47.6% as against 47.2% in Indian GAAP in the second quarter and if you look at the numbers in the gross margin, you find that the salary and bonus including overseas staff compensation went to 43.6% as against 42.6% in the previous quarter. So there is a 1% of revenue increase in cost because we hired more number of people faster to come into the system so that our people could be greatly empowered to grow the business. If you look at this, then you find that the cost of revenue has come down to 52.4 from 52.8. So without the rupee depreciation the impact could have been slightly higher.
Bhuvnesh Singh
Thanks Mohan.

Moderator
Thank you very much sir. Next we have Mr. Pratik from Citi Group.

Pratik
Questions regarding some comments you made in the press in the morning, just want to get a clarification regarding comments about, you said that as you grow larger you would need to have a larger bench strength. I was wondering if you meant that in absolute terms or percentage terms of the overall head count and also you said that your top clients will not grow at the same rate, I was just wondering whether there is a change in strategy towards focusing more on the smaller and medium-sized clients versus larger accounts and then I have a couple of followup questions on tax and capex as well.
Shibulal
This is Shibulal. On the utilization front, our utilization target is somewhere around 78% and Mohan’s point was that as our business is growing, we are acquiring larger and larger deals. So if you look five years back, a customer would tell us to ramp up by 10 or 20 people, today that number is in three digits, 100 and 200 people and they expect us to ramp up much faster. So take advantage of growth situation, what Mohan was pointing out was that it is important to have people on the ground in absolute numbers and as well as impact on the percentage to have more people on the bench which will be available for us to scale and also well qualified and well competent and who are well trained. So Mohan was making a point that it is important for us to have that bench, invest into it, so that we can take advantage of the growth. That was on the first question. The second question was about the customers, right. If you look at our growth, what we are noticing is that two years back, we had a three year strategy of taking customers with $50 million, we have about 7 customers today. In fact, last quarter to this quarter, the number has gone from 6 to 7 on $50 million customers. At the same time, as a certain size, much above $50 million, we are seeing a certain amount of slow down in these customers. We are also noticing that the customers between $20 million to $40 million is definitely growing faster. So overall our growth is very robust. At the same time, now we have a new program launch, which is a large account development program, which is mainly focused on customers above $50 million to over with the strategy to further grow them into the next level.

Pratik
Okay, basically what you are saying is that the utilization rate target is still 78%, that’s #1, and second could you just also elaborate a bit more on the tax rate that’s been at 11% or so this quarter as well, and what are you budgeting for the coming quarter and also any preliminary indications for the next year, do you see any big uptake in the tax rate next year and also your capex for this quarter please?
Mohandas Pai
As far as the tax rate is concerned, if you normalize the tax for the loss on the other income side, where the other income is a negative Rs. 5 crores, so overall it should have been a positive figure or something like maybe Rs. 50 crores, then if you normalize the tax on that, you will find the tax rate would be the same as the previous quarter normalized with a write back. Tax rate could be something like about 13.1 to 13.3%. Going forward, next year, we don’t see any of our units coming off the tax holiday having any substantial impact on our margins. The tax rate will move in a narrow range next year. We don’t think it will have a material impact. And as far as capex is concerned, we have said that this year, we are going to spend approximately about Rs. 1,130 odd crores and we stick to that. We have spent about Rs. 815 crores and the balance money, we are right on track to spend that money. Of course, spending about let’s say Rs. 4.2 crores, every single working day is a bit tough. We have to really ramp up capacity to spend, but the capex program is on plan, and I will give you a hint how we spend capex, it may look large to you. We did about $12,000 for every person you hire, so this year we are going to hire gross 20,000 people, we are going to maybe add 20,000 seats including work-in-progress. So it means that you need 20,000 x $12,000, that is, $240 million plus you will need some capex for technology for carrying on at the rate of $1000 per person and you get this number.

Pratik
And just that earlier question about 78% utilization, that’s still the target, right?
Mohandas Pai
Well broadly around that range because 78% utilization is a sweet spot because at that point you can have potential to grow by about 3-4% if business comes by, you will have necessary slack, you will have necessary bench. If you go to 81%, if you suddenly need some growth you won’t be able to do it and you are working, you are having a just in hand policy which does not work so well. If you come to 76%, it may be much better, but some inefficiency could come in and you want to have a tight operation. For this point of time, 78% could be very good, 76% could be a figure you could look at as you are able to get people.
Pratik
Okay, thank you.

Moderator
Thank you very much sir. Next we have Mr. Shailesh of Nomura.

Shailesh
Hello, I had a question on one of your smaller product segments, this is the banking product group. This segment which has seen quite a decent sequential growth, yet if I look at your manpower additions in this quarter, probably one of the ___additions which you have seen in any of the quarters. Can we take it as a sign of a lot bigger traction and lot bigger growth trend in this segment going forward and if so, if could also help explain as to which geographies are you seeing bigger traction?

Kris Gopalakrishnan
For Finacle, we are expanding in countries in the Asia Pacific region like Singapore, Thailand, Sri Lanka, India of course, in Africa we are expanding. We are also trying to look at developed markets like Switzerland, UK, and in longer term US. We have some clients in South America, so the footprint actually is becoming more and more global. The number of deals we are winning is also increasing. We have wins in Middle East, Singapore, in Thailand, etc., in the recent past. So on one side, we have to get involved in the implementation which requires more people as we grow. Second, we have to invest in development of new features which are not there in the product because we are entering into so many countries and if you look at the growth rate of product business itself from last year to this year, products have grown in the last 12 months from $31.9 million to $62.01 million to date, which is a growth rate of about 94% actually. So its grown much faster than the company and it requires investment in people, it requires investment in the development of the product itself.

Shailesh
Also some clarification, would certain part of this business be of recurring nature. If so, could you quantify that?
Mohandas Pai
Yes, certain part is of recurring nature because you have what is called an Annual Technical Services. The Annual Technical Services maybe 18-20% of the business right now because it is built over a period of time on the license revenue. Typically 15-20% license revenue is paid every year as Annual Technical Services, so that becomes an annuity stream, but you need to have a large installed base of licenses to build it up to an appreciable level, we are still in the phase of growing.

Shailesh
And this BPO part of the business, because if I look at the quarterly growth rates in persons, this is the first quarter your quarterly growth rate has fallen below 10%. So are there any timing issues which are more one-time issues or this is the growth pattern going to emerge going forward that is less than 10%? Is it a secular trend there or is it more of timing nature?
Mohandas Pai
No, I think if you look at the third quarter, we grew 6.7% and if you look at the number of days, there were 3 less working days, the impact of that is about 3.1 to 3.2%, so you are seeing a growth rate of 9.9%. And of course you will ask the question what about the fourth quarter? The third quarter has been in track, the impact of lesser working days is there. If you normalize this, you are in very good shape. The fourth quarter is a very peculiar quarter because even in the last year, the growth in the fourth quarter was the lowest amongst the growth rate for all the four quarters. So this year too, the fourth quarter growth rate barring the first quarter, which had two exceptional terms will be less than the normal growth rate and because people are coming off their holidays, they have to start spending and we have to see how they pan out the budget, so it is slightly premature to be aggressive in this quarter. So we said based upon what we see at this point of time this is the growth rate that we see right now. As things go on, we will see what happens.

Shailesh
Mohan, one last question, about SG&A. If my memory serves right, either in the last quarter or the quarter before, you had mentioned that you would be targeting in the long term about 14%. Even if I take into account the provisions that’s fallen to about 13.75%, do we expect SG&A to go back to that 14% range or this 13.5 to 13.75% range is going to be something which possibly could sustain for a bit longer time?
Mohandas Pai
Well there are two issues about SG&A. The SG&A of the parent company and the SG&A of the subs. As you are aware, you are seeing IC ramp up by selling capacity, so therefore the SG&A is a much higher percentage. The SG&A for Progeon right now is something like about 18-19% much higher than Infosys because they have to scale up rapidly and the per capita incomes are lower. The SG&A for China is higher, the SG&A for Australia is higher, and if all of them make up a larger part of the business or some of them continue to make losses, it will have an impact on the parent company and overall consolidated figure and therefore you see some movement. I would think that 14% for the group on a consolidated basis is a good figure. 13% is something that you aim for to make sure that you have some slack in the system. Between 13-14% the optimized revenue levels for the subsidiaries will determine that and I think between 13-14%, we are in good shape to make the kind of investments that you want.

Shailesh
Thank you very much.
Mohandas Pai
Thank you.

Moderator
Thank you. Next we will have Mr. Anthony Miller from Arete Research.

Moderator (Prathiba)
We will now move out the questions from India. Participants connected to the India bridge may please press *1 if you wish to ask a question. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to kindly use only handsets while asking a question. Please restrict to one question in the initial round of Q&A session. To ask a question, please press *1 now.
First in line, we have a question from Mr. Supratim Basu of Deutsche Bank, please go ahead sir.

Supratim Basu
Yes thanks. I was just wondering given that you have been meeting clients at the start of the year, if you could give us some color in terms of what the budgets looking like for this year and why you expect the January, February, March quarter to be lower than the December quarter which actually has lower number of working days as you pointed out last time.
Shibulal
Let me start with the study which I recently saw from Gartner. Gartner projects that the IT services market will grow at around an average of 6% for the next couple of years, and the Indian side of that market, the market available in the Indian industry will be about 15% growth year after year, and also the Indian industry is only about 3% of the global IT spend at this point. So in that sense, there is a good potential for the industry to grow. Now from a client perspective, we are seeing things very much in line or similar to this. Some customers we are seeing increase in budgets. There are a few customers who have told us that their budgets will remain stable. At the same time, the interest in the Global Delivery Model and the interest in leveraging that model to create a competitive advantage is definitely secular across the board.

Supratim Basu
And Q4 versus Q3?
Shibulal
Pardon, please repeat the question.

Supratim Basu
Q4 versus Q3, I mean why do you expect fourth quarter, on the January, February, and March quarter’s growth to actually be lower than this quarter’s growth especially when you have fewer working days in this quarter?
Mohandas Pai
I think the working days in the quarter have been normalized this quarter because this quarter is no big shakes on the working days compared to the previous quarter, fourth to third, but I think it is just that last year we saw the fourth quarter to be lower amongst all the quarters and this quarter we see a similar trend sitting here as we do at the beginning of the year. We need to check up the impact and at this point of time we feel that this is what we see going forward. Shibu you want to add something.
Shibulal
As Mohan has said, our guidance is a statement of fact as we see it today and not a statement of hope. We also have a couple of customers whose budgets come to an end in the end of the year and they have to restart in the first quarter. So all that is factored in the guidance of Q4.

Mohandas Pai
Supratim, there is no trend. Let us make it clear. We do not see any trend, we do not see any movements in the market place and no macro issue.

Supratim Basu
Okay and Mohan if you could just take me through forex breakdown of that 580 million loss that you have reported, what are the various components in that?
Mohandas Pai
Yes, let me give you those components. We had a translation positive impact of Rs. 17 crores. We have a hedging impact negative of Rs. 72 crores, so the net negative impact of Rs. 55 crores, 72 minus 17.

Supratim Basu
Okay, and what is the outstanding cover right now?
Mohandas Pai
The outstanding cover right now is about $300 million and all in options.

Supratim Basu
Okay, thank you very much.
Mohandas Pai
Thank you, and all are marked to market as it is. They are all marked to market and they are range bound options.

Moderator
Thank you very much sir. Participants are requested to kindly restrict to one question in the initial round of the Q&A session. We have our next question from the line of Amit Khurana with IL&FS, please go ahead sir.

Amit Khurana
Hello, thank you very much. Mohan could you just explain as to how do we account for these options going forward, I mean in both the cases, in the money and out of the money, just at a very a basic levels please?
Mohandas Pai
Well they are all marked to market.

Amit Khurana
At the end of the quarter?
Mohandas Pai
Yes, end of the quarter marked to market. So it depends upon the options which we get, which are ripe for discharging during the quarter and most of them fall due in the month end and depends upon the value at the month end and going forward it depends upon how the rupee appreciates or depreciates because they are range bound and the ranges are between 1.5 to 2%.
Amit Khurana
Okay.

Mohandas Pai
So, you are protected at the bottom and the top, but it goes beyond the bottom or beyond the top, obviously it impacts you. So right now we have marked to market. The beauty of what we do is totally marked to market as of quarter end and we do not carry the past to the next quarter.
Amit Khurana
Okay, so if I get this, at a conceptual level does this reduce your volatility from the forex perspective when compared to the forward contracts?
Mohandas Pai
No, the options do reduce some volatility because you have a bottom and a top protection, but if it goes beyond a range, for example some of this options are let us say there are no options with a premium, you don’t pay an option premium, some of these options have clauses that if it goes beyond a certain level, you have to deliver twice the number of, twice the quantum of the option, that’s why I made this remark in a very limited sense.

Amit Khurana
Okay and from the costing perspective, there is no major difference?
Mohandas Pai
Yes, there is no major difference. I mean I made this remark in a very limited sense because in some of the options you have to deliver twice if it goes beyond a certain range.

Amit Khurana
Okay fine, thank you very much.
Mohandas Pai
Thank you.

Moderator
Thank you very much sir. Next question comes from the line of Ms. Mitali with Merrill Lynch. Hello, madam could you speak up a little, your audio is slightly feeble.

Mitali
Hello, okay. My question is again on the guidance for this fourth quarter that you have given. If I understood correctly, you have essentially based it on the fact that last quarter I guess the non-top-10 clients did not grow too well and that was really more related to holiday season issues, etc. But are there any client specific issues that we should be aware of and maybe some of the large clients or any other spending or offshoring related hiccups that you are building a contingency for?
Nandan Nilekani
No, there is no such thing. I think we do not see any such things on the horizon and it is basically for the reasons we talked about earlier. It is nothing to do with the any specific clients as such.

Mitali
Okay, and secondly would it be possible to have a feel of your top client and top five clients on a like to like basis, whoever was top and top 5 for Q2, and how they have grown in Q3?
Mohandas Pai
Well something, the top client has grown sequentially by 9.8%. This is based upon, you see we look at the data differently Mitali. What we do is we take the top clients for Q3 and then map them to the same client for Q2 and Q2 they may not be in the top 5. So I do not know what data you follow because if you see the top 5 clients have grown by 12.1%, top 10 have grown by 9.3%, top 15 by 7.4%, top 20 by 6.5%, and top 25 by 5.7%.

Mitali
Okay.
Mohandas Pai
It basically means that the growth rate in the clients between 11-25 is much lower; between 1-10 is much higher.

Mitali
Right and you said this is like to like.
Mohandas Pai
Yes, this is like to like for this quarter. However, one or two clients have de-grown quite substantially this quarter for whatever reason but it does not impact. If you remember what we said, what we have said in the call earlier that in every quarter you have one or two large clients who do not grow or de-grow, it is a normal occurrence. Nothing out of the ordinary, but if two or three come together, then it could have some impact. If a whole vertical gets impact like Sarbanes-Oxley, then you could have an impact. We don’t see anything like that in this quarter.

Mitali
Sure, and one last question. The subsidiaries Infosys Consulting, China and Australia, where do you see that on the break-even route?
Kris Gopalakrishnan
This is Kris here. Infosys Consulting did about $10 million this quarter. It is forecast to do about $13 million next quarter. It was planning to break-even in Q4 but it may get delayed by a quarter or so because we may accelerate recruitment. Infosys China is still in investment mode. On the local markets, we are doing better than leveraging China for the global markets. Australia is on track and doing well. Progeon of course has done extremely well.

Mitali
Right, any estimate on when China and Australia you are targeting for break-even?
Kris Gopalakrishnan
Australia has already broken even. It has done well actually. Progeon of course is 24.7%. Mohan you have Australia margins?

Mohandas Pai
Australia on a stand-alone basis is about 4.9% margin for the last three quarters. It is already broken even but we have to get it up to the margin of the onsite income of Infosys.

Mitali
Right and China?

Mohandas Pai
China is negative. It had a negative income of $1 million this quarter. It is supposed to break-even in the fourth quarter, but it may take more time primarily because of a different reason. We are seeing that the business for the China market is growing as the budget but the business for the global market out of China is not growing as per the market. The reason could be that the clients take more time to give business there. The traction is much slower and we have Mr. Shibulal now as the Chairman of the China Board to make sure that we can ramp up growth and hopefully we should see greater growth in China.
Mitali
Okay, thank you very much.

Moderator
Thank you very much madam. Participants are requested to kindly restrict to one question in the initial round of Q&A session. Next in line, we have a question from Shekhar Singh of ICICI Securities, please go ahead sir.

Shekhar Singh
Hello sir, congratulations on a very good set of numbers. Just wanted to know like if you would just add up China, Consulting, and Australia all three, what will be the revenues and what will the total profits for all three put together?

Mohandas Pai
Okay, Progeon is 22.53, Australia standalone is 17.19. So between two of it you have something like about 40, consulting is about 10, 50, and China is about 2, 52, okay. Net income, Progeon is about 5.5 and Australia 1.36, that is about 6.86 and you have a loss of 2.72 for consulting, so 6.86 minus 2.72 will give something likely about $4 million, slightly less than $4 million and China is 1 by $3 million, so it means I think you have got a very important point it means on $52 million of business, you have got only $3 million of net income. That means the parent company is subsidizing the baby subsidiaries to the extent of 26% revenue that she should earn. Progeon is earning its keep and earning at 24.4, but for the rest, that is for the rest about $30 million, you are having a negative of something like about $2.5 million.

Shekhar Singh
Secondly sir, just wanted to know like what was the spending on visas this quarter and what is the expected spending on the visa in the coming quarter?
Mohandas Pai
The spending on visas was very marginal. It came off at about $3.5 million and spending on visas in the fourth quarter would be of a like number.

Shekhar Singh
And lastly, in the global environment some of your onsite competitors seem to be suggesting that things are definitely on a roll both in terms of pricing as well as in terms of increase in IT budgets, if you can also just throw some light on this thing?
Nandan Nilekani
No, I think we certainly don’t see IT budgets going up substantially. We think that IT budgets will go up in the low single digits and we do not think that the fundamental desire of the customer to get better value for money has gone away. We think that customers are expecting more and more from the technology providers because of the pressure of globalization, technology, regulation and so on and we continue to believe that the existing set of providers have not really met the bar in terms of what clients want. So we think that while the IT spending as a percentage is not going up very substantially, we think the substitution impact of what we are doing is impacting the system which is why we are able to grow at much higher growth rates than in competition and so I think it is not so much absolute money going up, really the reallocation of money towards providers and service offerings which give more value to the customer.

Shekhar Singh
Okay, and lastly, one of your competitors actually has been doing very well in the communication service provider space, an onsite competitor. Now the thing is like on the financial services side, the Indian companies with the offshore model, they have done very well, but somehow on the telecom service provider side it seems that the Indian companies seem to be lagging slightly behind in terms of penetration and all.
Nandan Nilekani
No no, , of course we don’t give you the list of our clients, but let me assure you that Infosys has a very strong presence in the communication service provider space. We have some of the largest companies in the world, in the US, in Europe and Australia, and Asia, and so on and so forth. And we are very happy with the way it is doing today, we have about 15.8% of our revenues coming from telecom. It is not just a question of telecom. I think it is not just the question of providing software services for their IS systems. We are working with them on their networks. For example, we have a very good network management center for British Telecom in Pune and we are working with them on their new deployments. Many of our clients are rolling out broadband, they are rolling out DSL networks, they are migrating their core networks to IP platforms and we are all a very integral part of those programs. So I think we are very happy with how we are doing in the telecom space.

Shekhar Singh
And if you can just highlight, there seems to be a possibility of some very strong growth coming from the communication services providers. Do you also see something similar; that was the last question, thanks?

Nandan Nilekani
Well certainly I think it is a big space for us and we expect it to grow and we have good plans for it. At the same time, it is not the only arrow in our quiver. We have a wide portfolio of service offerings, wide portfolio of verticals and wide geographic footprints. So I think this will definitely be one of the top of 4 or 5 engines of growth for us next year.
Shekhar Singh
Okay sir, thanks a lot.

Moderator
Thank you very much sir. Once again, participants are requested to kindly restrict to one question in the initial round of Q&A session. Next question comes from the line of Mr. Anantha Narayan of JM Morgan Stanley.

Anantha Narayan
Thanks, let me wish all of you all a very Happy New Year. Mohan I just had one small clarification on one of the balance sheet items. There seems to be some loans and advances towards GE Capital Services made in this quarter for about Rs. 235 crores. What is that regarding?
Mohan
No it is the deposit made Anantha for earning interest. We had it for long except last quarter, we took the money back because the interest rates were low and this quarter we gave it back. As you are aware, we allocate a part of the money to be kept as deposits with certain AAA rated corporates, HDFC and GE come in that category. They are not banks or financial institutions classified elsewhere. So it is just a loan deposit to earn interest, nothing else.

Anantha Narayan
Okay Mohan thanks a lot.
Mohandas Pai
Thank you Anantha.

Moderator
Thank you very much sir. Next question comes from the line of Mr. Trideep with UBS, please go ahead sir.

Trideep
Good afternoon, congratulations on the results. My question was on fourth quarter margins, the guidance that you have given. Does it imply that we are talking about a decline in margins in the fourth quarter, EBITDA margins I mean?
Mohandas Pai
No, it is just that the margins are converted at Rs. 44.50 as against Rs. 45.30 average in the third quarter, that’s all.

Trideep
I see and just to kind of reconfirm- your fourth quarter is lower than the expected guidance, slightly lowest numbers is primarily on account of your conservatism and not on account of any anticipated event, particularly with respect to any particular customer.
Mohandas Pai
No, there are no secular events or mid-term to long-term events that are factored into the guidance.
Trideep
I see, okay, thanks a lot, best of luck.

Moderator
Thank you very much sir. Our next question comes from Mr. Pankaj Kapoor of ABN AMRO, please go ahead with your question sir.

Pankaj Kapoor
Yes thanks, my question has been answered, thank you.

Moderator
Thank you very much sir. Coming up next is a question from Mr. Hitesh Zaveri of Edelweiss.

Hitesh Zaveri
Hello, my question is with regard to the Finacle. I wanted to check with you what possibilities you see in the North America and Europe continent for Finacle going forward, thanks?
Kris Gopalakrishnan
See, when we enter a new country, we have to make sure that we have the features in the product which support the operations in that country. So in that sense we are making the required changes market-by-market and country-by-country. We already have some opportunity in the internet banking space in North America and Europe. For core banking, we have to make some more changes, but we plan to do that so that we can enter those markets. Some of the European certain parts of the package are already deployed.

Hitesh Zaveri
Right, have you bagged any deals from your banking and financial institution clients where there has been larger opportunities where Finacle is the center and lot of services going from your BFS side where the deal size typically has been even larger $20 million plus. My question essentially is that whether you have some orders which have been large, revamping order from a banking organization?
Kris Gopalakrishnan
In geographies in the Asia-Pacific region, we have won some deals where our services group is working along with Finacle group. For example, our Enterprise Solutions group which is the package implementation group, has a service around Finacle implementation, so we are seeing some synergies and joint ventures.
Hitesh Zaveri
Sure, thank you.

Moderator
Thank you very much sir. Coming up next is a question from Aviral Gupta of Karma Capital.

Aviral Gupta
Good afternoon sir. Wish You Happy New Year. How do you see the visibility in terms of revenues and earnings for the next three quarters? I mean I will be grateful if you can answer this.
Mohandas Pai
Well I think we answered it for one quarter and for the other two quarters coming after this quarter, we will answer in April.

Aviral Gupta
Can you give us some guidance as far as rupee-dollar parity is concerned; depreciation, appreciation, some sort of indications which you have in your mind?

Mohandas Pai
I think my opinion is as good as yours because nobody knows how the rupee is going to behave. It could be flat. The consensus is that it may not be volatile this quarter, but then the value of the consensus is till it is proved otherwise, which could happen tomorrow. So you are trying to hedge it for one quarter to make sure that whatever guidance we give we are protected. After that the market is there.
Aviral Gupta
Okay, thank you.

Moderator
Thank you very much sir. Next question comes from Mr. Milind of Dalal and Broacha, please go ahead sir.

Milind
Congratulations for amazing consistency in performance. I had one question. Could you tell us approximately when you see some of your major units becoming taxable?
Mohandas Pai
That is a good question. Now it is given there in our annual report because we have about I think 12 to 13 STPs and the day they are coming off. But you see it is very difficult to estimate because the older STPs are in a constant revenue mode. That means, the revenues are not going to grow up because there isn’t a capacity. All the new growth is coming in the newer STPs which have a tax holiday still 2009. For example, I would estimate that about 98% incremental revenues for the next year would come from STPs which are tax sheltered. So if you grow at a particular pace, then the share of the old STP which is taxable becomes less and less. So long as you keep it at a point, which is not very high then you are in great shape, and #2, for fiscal year 2008 onwards a very, very substantial part of the incremental revenue will come from the SEZ, which will be exempt for the first 5 years 100% and 50% for the next 10 years. So right now our view is that we may not see a large jump in the tax rate in fiscal 2010, but we are not able to quantify what exactly is this because it depends on the growth rates.
Milind
Okay, thank you very much.

Moderator
Thank you very much sir. Next question comes from Mr. Ashwin Mehta of Alchemy.
Ashwin Mehta
Hello, just one question regarding your development revenues. We see the development revenues recapturing share and growing at a healthy pace in the last two quarters. Are you seeing fresh incremental development spending coming in, and if so, is it coming in from your existing clients or its newer clients that are coming in with the development work?
Kris Gopalakrishnan
We are seeing increase in discretionary spending, a slight increase and it is not yet significant enough to say that it is a long-term trend. We are seeing this happening both in existing clients as well as new clients, both actually, but our business growth is primarily from the existing clients. So in that sense you can say that it is biased towards existing clients.

Ashwin Mehta
Just one more point regarding your testing practice. It seems to have de-grown which is quite contrary to what was conveyed in our interaction with the management. Can you please comment on that?
Kris Gopalakrishnan
No, it has not. If you look at year-on-year, if you look at the last 12-month numbers, you will see that it is not de-grown; it is growing faster than the company average. For example, if you look at the last 12 months, the testing service has grown 44.6%. So it is growing faster than the company. This is actually last 9 months. Last 12 months, it has grown 53.5%. So it is growing faster than the company. Because the size is small and it is still not as big as the rest of the services, it is only about 6% of the revenues actually, so one or two projects this way and that way can show a quarter upon quarter difference, that is only thing which is happening.

Ashwin Mehta
Thanks and one more question regarding the labor market. Are you seeing tightness in terms of recruitments and is your move towards maintaining your larger bench size, one of the factors in that is the tightness in the labor market?
Mohandas Pai
It is an offensive move and defensive move. Offensive move because you need slack to grow revenues and a defensive move because, yes, as time goes by the rates for good quality talent will become safe. For example, today Progeon is hiring a lot of analysts. Are there enough analysts available in the market place, there aren’t. Is the market going to get tight, very tight. Is the price is going to go up, very much so. So you need to build up capacity and hang on to people and I think it is a both a defensive move and offensive move.
Ashwin Mehta
Thanks a lot.

Nandan Nilekani
Okay, I think we have come to the end of the analyst call today. I am very grateful to all of you on this call and we do hope that we have answered most of your questions. We will place the lot of this information on the website so that you can access that and if you have any further questions, I would urge you to write to our Investor Relations folks and they will get back to you as soon as possible. Thank you very much and see you next quarter.

Moderator
Ladies and gentlemen, thank you for choosing WebEx Conferencing Service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.